Tidal Trust II
234 West Florida Street, Suite 203
Milwaukee, Wisconsin 53204

December 22, 2025

VIA EDGAR TRANSMISSION

Ms. Elizabeth Goody
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 453 to the Trust’s Registration Statement on Form N-1A (the “Amendment”); File Nos. 811-23793; 333-264478

Dear Ms. Goody:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on December 8, 2025, with respect to Defiance Daily Target 2X Long WLTH ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Please confirm supplementally that the effective date of the Fund’s registration will be delayed until the IPO of the Fund’s underlying asset (WLTH) is complete.

Response: The Trust responds supplementally by confirming that the Fund’s registration will not become effective until the IPO of the Fund’s underlying asset (WLTH) is complete.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer
SVP of Legal Services
Tidal Investments LLC, on behalf of Tidal Trust II